ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FIRST QUARTER ENDED MARCH 31, 2004

In this Management’s Discussion and Analysis (“MD&A”), the terms “we”, “us”, and “our” means Rogers Cable Inc.

This discussion should be read in conjunction with our 2003 Annual MD&A and our Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to Note 23 to our 2003 Annual Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP.

Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements concerning our future performance of the business, our operations and financial performance and condition. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including technological change, economic conditions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary substantially from what we currently foresee. We are under no obligation (and expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the risks and uncertainty discussions in our 2003 Annual MD&A.

OVERVIEW

We are Canada’s largest cable television company, serving close to 2.3 million basic subscribers, representing approximately 29% of the basic cable subscribers in the country. We provide digital cable services to approximately 563,200 subscribers and Internet service to approximately 828,500 subscribers at March 31, 2004.

We have highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Our Ontario cable systems, which comprise approximately 90% of our 2.3 million basic cable subscribers, are concentrated in and around three principal clusters (i) the greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Our New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of our subscribers.

Through our technologically advanced broadband networks, we offer a diverse range of services, including analogue and digital cable television services and residential and commercial Internet services. At March 31, 2004, 99% of the homes passed in our service areas had digital cable available and 96% of the homes passed were two-way addressable. We also offer videocassette, digital video disc (DVD) and video game sales and rentals through Rogers Video, Canada’s second largest chain of video stores. There were 278 Rogers Video stores at March 31, 2004, many of which provide customers with the additional ability to purchase cable and wireless products and services, to pay their cable television, Internet or Rogers Wireless Communications Inc. (“Rogers Wireless”) bills and to pick up and return digital cable and Internet equipment.

COMPANY STRATEGY

In our 2003 Annual MD&A we indicated that our overall business strategy is to maximize our revenue, operating income and return on invested capital by leveraging our technologically advanced cable network to meet the information, entertainment and communications needs of our subscribers. We remain committed to this strategy and believe the financial and operating results of the three months ended March 31, 2004 reflect continued progress against our stated strategies.

In addition, together with our parent, Rogers Communications Inc. (“RCI”), we announced an initiative on February 12, 2004 to deploy an advanced broadband Internet Protocol (“IP”) multimedia network to support primary line voice-over-cable telephony and other new services across our cable service areas. This investment plan, the completion of which assumes a regulatory environment supportive of competition from voice-over-cable telephony, includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and DOCSIS standards, including the capital costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. We expect property, plant and equipment (“PP&E”) expenditures required to deploy this platform will be approximately $200 million over two years. We also expect the majority of these PP&E expenditures will occur in the first 12 to 18 months of the deployment, with 2004 expenditures expected to be between $140 million and $170 million. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber addition.

We are currently refining our business strategy with respect to voice-over-cable telephony services. As a result, the PP&E expenditures, costs and timeline described above are initial estimates. In addition, together with RCI, we are considering offering the telephony services described above through another wholly owned RCI subsidiary, Rogers Telecom Inc. (Rogers Telecom). We have recently announced the hiring of Michael Adams, an industry executive, as Executive Vice President and Chief Operating Officer of Cable who will, among other things, be responsible for the implementation of our cable telephony initiative. Although our business strategies and organizational structure with respect to cable telephony services continue to be refined, we plan to incur most or all of the PP&E expenditures described above to upgrade our network to an advanced broadband multimedia platform capable of supporting voice-over-cable telephony and other new services. In the event that Rogers Telecom offers voice-over-cable telephony services, we would enter into an agreement with Rogers Telecom which could relate to, among other things, access to and the use of our network.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators which we have defined and described in our 2003 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP.

Our discussion of operations and results will focus on the key performance indicators that we believe allow us to measure our performance against our operating strategy as well as the results of our peers and competitors, they include:

•	Revenue and average revenue per subscriber;

•	Subscriber counts and subscriber churn;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing cost per gross subscriber addition.

As indicated, the above key performance indicators are non-GAAP measures, for which the definitions and related defining calculations can be found in our 2003 Annual MD&A. In addition, we refer to three non-GAAP measures used in the various financial tables and discussions throughout this MD&A. The related definitions and reconciliations to GAAP measures of these items are as follows:

Operating profit, which is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, the change in the fair value of derivative instruments and investment and other income (expense). Operating profit is a standard measure used in the communications industry to assist us in understanding and comparing operating results and is often referred to in the industry as earnings before interest, taxes, depreciation and amortization (EBITDA) or operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as other non-operating factors. It is intended to measure our ability to incur or service debt, invest in PP&E and allow us to compare ourselves to peers and competitors who have different capital or organizational structures. This measure is not a defined term under GAAP.

We calculate operating profit margin by dividing operating profit by revenue. This measure is not a defined term under GAAP.

PP&E expenditures included in the Consolidated Statements of Cash Flows are now comprised of additions to PP&E on a cash basis. The additions to PP&E based on the accrual basis represents PP&E that we actually took title to in the period. Accordingly, for purposes of comparing PP&E outlay, we believe additions to PP&E on the accrual basis best reflects our cost of PP&E in a period and provides a more accurate determination for purposes of period-to-period comparisons.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

From time to time, we enter into agreements with RCI, and its subsidiaries and as well as other related parties that we believe are mutually advantageous to us and our affiliates.

Our arrangements with RCI include a management services agreement under which we receive a range of management services, including strategic planning, financial and information technology services. We also maintain contractual relationships with RCI involving other cost sharing and services agreements.

We are also party to agreements with Rogers Wireless Inc. (“Rogers Wireless” or “RWCI”) and Rogers Media Inc. (“Rogers Media”). With Rogers Wireless, we have agreed to receive sales and distribution services from Rogers Wireless for certain of our products and services. We also distribute products and services of Rogers Wireless through our Rogers Video stores. With Rogers Media, we purchase advertising and provide Rogers Media with advertising space on one of our cable channels.

We monitor our intercompany and related party agreements to ensure that the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. See the “Intercompany and Related Party Transactions” section below for details of such transactions for the three months ended March 31, 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A of Operating Results and Financial Position is made with reference to our 2003 Annual Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses during the period. These estimates are based on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies and estimates outlined below as critical to our business operations and an understanding of the results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A and a detailed discussion of these critical accounting policies can be found in our 2003 Annual MD&A.

Our Audit Committee reviews our accounting policies and all quarterly and annual filings and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion of the application of these and other accounting policies and estimates, see our 2003 Annual MD&A and Note 2 to the 2003 Annual Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the quarter follows.

A summary of our critical accounting policies and estimates is as follows:

•	Revenue Recognition;

•	Allowance for Doubtful Accounts;

•	Subscriber Acquisition Costs;

•	Costs of Subscriber Retention;

•	Capitalization of Direct Labour and Overhead;

•	Depreciation Policies and Useful Lives;

•	Asset Impairment;

•	Contingencies; and

•	Related Party Transactions.

NEW ACCOUNTING STANDARDS

In the three months ended March 31, 2004, we have adopted the following new accounting standards.

GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously there had been no clear definition of the order of authority for sources of GAAP. This standard establishes standard for financial reporting in accordance with Canadian GAAP and describes what constitutes Canadian GAAP and its sources and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard and as a result have adopted a classified balance sheet presentation as we believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate. In addition, within our consolidated Statement of Cash Flow, we have reclassified the change in non-cash working capital items, related to PP&E from operating activities, to be included with our PP&E expenditures under investing activities. This change had the impact of increasing our PP&E expenditures on the Statement of Cash Flows, as compared to our previous method of presentation, by $26.7 million in the three months ended March 31, 2004 and increasing our PP&E expenditures by $20.7 million in the three months ended March 31, 2003 with a corresponding change in both periods to non-cash working capital items.

With the adoption of these two changes which are further described in the Notes to the Consolidated Financial Statements herein, we believe our accounting policies and financial statements comply with this new standard.

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (AcG-13”), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we determined that we would not treat our derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes.

Based on this determination, we have adjusted the liability related to these instruments from their carrying value of $198.3 million recorded as a component of long-term debt at December 31, 2003 to their fair value of $267.8 million on January 1, 2004. The fair value of these instruments will be disclosed as a separate item on our balance sheet. The corresponding adjustment of $69.5 million has been deferred and will be amortized into income over the remaining life of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to their fair value with the related adjustment being charged to the statement of income. As at March 31, 2004 the fair value of derivative instruments on the balance sheet was $249.5 million.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings is an increase in contributed surplus. The estimated impact of adopting this accounting standard in 2004 will be an increase in compensation expense of approximately $5.7 million. For the three months ended March 31, 2004, an expense with respect to stock-based compensation in the amount $1.5 million has been recorded.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards including CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

•	Installation fees are now deferred and recorded in revenue in the months following activation based on discounts from fair value where free or discounted periods of service are provided to subscribers.

•	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

The effect of these changes in classification on our key performance indicators is as follows:

	Three months ended March 31,
	2004		2003
(in millions of dollars, except		Results Prior to		Previously
per subscriber statistics)	Reclassified	Reclassification	Reclassified	Reported
Operating revenue	$473.1	$468.4	$433.0	$428.0

Sales and marketing expenses	$59.3	$59.8	$48.8	$49.0
Operating, general and administrative expenses	210.3	205.1	194.5	189.3
Core cable ARPU	$45.60	$44.92	$42.45	$41.71

These changes in accounting classification had no effect on the amounts of reported operating profit, net income (loss) or earnings (loss) per share. All prior period amounts, including key performance indicators, have been conformed to reflect these changes in classification.

SUMMARY CONSOLIDATED FINANCIAL RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2004

For purposes of this discussion, our revenue has been classified according to the following categories:

•     Core cable, which includes revenue derived from: (a) analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties, and (b) digital cable service, consisting of digital channel service fees, including premium and specialty service subscription fees, pay-per-view (“PPV”) service fees, interactive television service fees, video-on-demand (“VOD”) and revenue earned on the sale of and rental of set-top terminals;

•     Internet, which includes service revenues from residential and commercial Internet access service and modem rental fees, and

•     Rogers Video, which includes the sale and rental of videocassettes, DVDs, video games and confectionary, as well as commissions Rogers Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet and digital cable.

Our operating expenses are classified into four categories for assessing business performance:

•     cost of video store sales, which is composed of Rogers Video store merchandise and depreciation related to the acquisition of video, DVD and game rental assets;

•     sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

•     operating, general and administrative expenses which include: (a) the monthly contracted payments for the acquisition of programming paid directly to programming suppliers as well as to copyright collectives and the Canadian Programming Production funds; (b) Internet interconnectivity and usage charges and the cost of operating our e-mail service; (c) technical service expenses, which includes the costs of operating and maintaining our cable networks as well as certain customer service activities ranging from installations to repair; (d) customer care expenses, which include the costs associated with customer order-taking and billing inquiries; (e) community television expenses, which are a regulatory requirement and consist of the costs to operate a series of local community-based television stations, which traditionally have filled a unique and localized customer-oriented niche; (f) other general and administrative expenses, and (g) expenses related to the national management of the Rogers Video stores; and

•     management fees paid to RCI.

Summarized Consolidated Financial Results

	Three Months Ended March 31,
(In millions of dollars, except margin)	2004	2003	% Chg
Operating revenue (1)
Core cable	$310.1	$288.9	7.3
Internet	89.8	75.3	19.3

Total cable revenue	399.9	364.2	9.8
Video Stores	73.9	69.6	6.2
Intercompany eliminations	(0.7)	(0.8)	—

Total operating revenue	473.1	433.0	9.3
Operating expenses(1)
Cost of Video Stores sales	33.0	33.2	(0.6)
Sales and marketing expenses	59.3	48.8	21.5
Operating, general and administrative expenses	210.3	194.5	8.1
Management fees	9.5	8.6	10.5
Intercompany eliminations	(0.7)	(0.8)	—

Total operating expense	311.4	284.3	9.5
Operating profit(2)
Cable	166.2	153.4	8.3
Video Stores	5.0	3.9	28.2
Management fees	(9.5)	(8.6)	10.5

Total operating profit	161.7	148.7	8.7
Depreciation and amortization	118.7	119.3	(0.5)

Operating income	43.0	29.4	46.3
Interest expense	60.3	58.5	3.1
Foreign exchange (gain) loss	19.6	(17.0)	—
Loss on repayment of long-term debt	18.0	—	—
Change in the fair value of derivative instruments	(18.3)	—	—
Investment and other (income) expense	1.0	(2.0)	—
Income tax expense	1.0	2.4	(58.3)

Loss	$(38.6)	$(12.5)	—

Loss per share, basic and diluted	($0.18)	($0.06)	—
Total assets	$3,807.1	$3,778.0	0.8
Total liabilities	$3,191.6	$2,889.9	10.4
PP&E expenditures	$91.6	$98.3	(6.8)
Cable operating profit margin(3)	41.6%	42.1%
Video Stores operating profit margin(3)	6.8%	5.6%

Total(3)	34.2%	34.3%

(1)	As reclassified - see the “New Accounting Standards – Revenue Recognition and Classification” section.

(2)	As defined in the “Key Performance Indicators and Non-GAAP Measures” section.

(3)	As defined in the “Key Performance Indicators and Non-GAAP Measures” section and is calculated as follows:

Cable operating profit margin	—	2004	$166.2 divided by $399.9 = 41.6%
		2003	$153.4 divided by $364.2 = 42.1%
Video operating profit margin	—	2004	$5.0 divided by $73.9 = 6.8%
		2003	$3.9 divided by $69.6 = 5.6%
Total operating profit margin	—	2004	$161.7 divided by $473.1 = 34.2%
		2003	$148.7 divided by $433.0 = 34.3%

(4)	As defined – see the “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment” section

Cable operating highlights and significant developments for the first quarter of 2004 included:

•     Total operating revenue increased 9.3% and total operating profit increased 8.7% in the first quarter of 2004, as compared to the corresponding period in 2003.

•     We had quarterly growth in revenue generating units (“RGUs”) of 62,500 driven by growth in Internet subscribers of 38,000 and digital cable household growth of 27,900, offset by a net loss in basic subscribers of 3,400.

•     We announced an agreement with Yahoo! Inc. (“Yahoo”) to provide co-branded Internet services to current and future customers of our Internet access services. Under the multi-year agreement, in return for payment by us of a monthly fee, Yahoo will assume operation of our e-mail services and provide a suite of customized Yahoo content, products and services to our Internet access customers. These contents, products and services will include a customizable browsing environment; personalized homepage; enhanced e-mail services such as spam control, parental controls, premium pop-up blocking and storage; enhanced instant messaging capabilities and multi-media services. Depending on the level of Internet access service subscribed to, subscribers will receive some or all of these features as part of their subscription. The agreement also contemplates Yahoo and ourselves collaborating to offer premium packages of products and services to our subscribers for an additional fee.

•     On February 12, 2004, together with RCI, we announced a plan for the deployment of an advanced broadband IP multimedia network to support digital voice-over-cable telephone and other new voice and data services across the Rogers Cable service areas, with initial service availability expected in mid-2005.

•     On February 23, 2004, we redeemed our $300.0 million aggregate principal amount of our 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount, which together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

•     On March 11, 2004, we completed a private placement in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Second Priority Notes, due 2014.

•     We recorded a loss of $38.6 million in the three months ended March 31, 2004 compared to a loss of $12.5 million in the corresponding period in 2003. The primary reasons for the $26.1 million increase in the loss were a $13.6 million increase in operating income combined with the recognition of an $18.3 million gain attributable to the change in the fair value of derivative instruments, which was more than offset by a change in foreign exchange, which went from a gain of $17.0 million in the first quarter of 2003 to a loss of $19.6 million in the current quarter as the Canadian dollar weakened against the U.S. dollar in the first quarter of 2004 and the loss on repayment of long-term debt of $18.0 million as discussed above.

Cable Revenue and Subscribers

	Three Months Ended March 31,
(Subscriber statistics in thousands)	2004	2003	Chg	% Chg
Homes passed	3,225.5	3,134.9	90.6	2.9
Basic cable subscribers	2,266.0	2,269.7	(3.7)	(0.2)
Basic cable, net losses	(3.4)	(0.7)	(2.7)	—
Internet subscribers	828.5	689.7	138.8	20.1
Internet, net additions	38.0	50.3	(12.3)	(24.5)
Digital terminals in service	648.4	493.5	154.9	31.4
Digital terminals, net additions	34.8	37.3	(2.5)	(6.7)
Digital households	563.2	434.6	128.6	29.6
Digital households, net additions	27.9	33.1	(5.2)	(15.7)
VIP customers	676.9	610.7	66.2	10.8
VIP customers, net additions	15.3	17.7	(2.4)	(13.6)

Core Cable Revenue

Core Cable revenue, which accounted for 65.5% of total revenues in the three month period ended March 31, 2004, totalled $310.1 million, a $21.2 million or 7.3% increase over 2003. Analog cable service increased year-over-year by $12.2 million due to price increases in August 2003. The remaining $9.0 million increase is primarily attributable to the growing number of subscriptions to digital services and programming.

Core cable average monthly revenue per subscriber was $45.60 in the first quarter of 2004, an increase from $42.45 in the corresponding period of 2003. We ended the quarter with 648,400 digital terminals in 563,200 households, increases of 31.4% and 29.6%, respectively, over the prior period. At March 31, 2004, the penetration of digital households as a percentage of basic households was 24.9%, up from the March 31, 2003 penetration of 19.1%. The growth of digital cable subscribers, as well as of Internet subscribers as discussed below, was supported by continued healthy sales of a suite of bundled offers combining analog cable, digital cable programming and Internet access. As of March 31, 2004, approximately 185,900 bundles had been sold, up significantly from the over 107,100 bundle subscriptions at the end of March 2003. Included in our bundle results to the end of March 2004, are packages launched in December 2003 which also provide the subscriber with the ability to include our cable and internet offerings with wireless offerings from Rogers Wireless with the package invoiced on one bill.

Our analog cable service offering includes three expanded analog channel groupings called tiers in addition to our basic cable offering. At March 31, 2004, 80.9% of basic cable service customers also subscribed to one or more tier services, compared to 81.8% at March 31, 2003. We ended the quarter with approximately 679,900 customers who subscribe to multiple services and participate in our high-value customer loyalty program, which we refer to as our “VIP” program.

Internet Revenue

Internet revenue for the three months ended March 31, 2004 was $89.8 million, representing growth of $14.5 million, or 19.3%, from the corresponding period in 2003. This growth reflects the 20.1% increase in the number of Internet subscribers. Average revenue per Internet subscriber per month for the three month period ended March 31, 2004 was $36.85, a slight decrease from $37.78 for 2003, due to increased promotional offers as well as an increase in the number of Internet Lite customers. Year-over-year, the Internet subscriber base has grown by 138,800, or 20.1%, resulting in 36.6% Internet penetration of basic cable households, or 25.7% Internet penetration as a percentage of cable homes passed.

Video Stores Revenue

Rogers Video stores revenue in the three months ended March 31, 2004 grew by $4.3 million, or 6.2%, to $73.9 million, from the corresponding period in 2003, driven by a combination of an increase in the number of stores at March 31, 2004 to 278 compared to 270 at March 31, 2003 and a 2.8% increase in same store revenues. (“Same stores” are stores that were open for a full year in both 2004 and 2003). At the end of March 2004, many of the Rogers Video stores were integrated Rogers Video stores that offered access to a wide variety of cable and wireless products and services, in addition to the core video and DVD rental and sales offerings.

Cable and Video Stores Operating Expenses

	Three Months Ended March 31,
(In millions of dollars)	2004	2003	% Chg
Cable operating expenses:(1)
Sales and marketing expenses	27.6	19.8	39.4
Operating, general and administrative expenses	206.1	191.1	7.8

Total Cable operating expenses	233.7	210.9	10.8
Video Stores operating expenses
Cost of sales	33.0	33.2	(0.6)
Sales and marketing expenses	31.7	29.0	9.3
Operating, general and administrative expenses	4.2	3.4	23.5

Total Video Stores operating expenses	68.9	65.6	5.0
Management fees	9.5	8.6	10.5
Intercompany eliminations	(0.7)	(0.8)	—

Operating expenses	311.4	284.3	9.5

(1) As reclassified – see the “New Accounting Standards – Revenue Recognition and Classification” section.

Total cable operating expenses of $233.7 million increased $22.8 million, or 10.8%, from $210.9 million in the corresponding period of 2003. The year-over-year increase in operating expenses is directly attributable to the growth in Internet subscribers combined with increasing penetration of digital cable.

Our Cable sales and marketing expense increased by $7.8 million, or 39.4%, in the three month period ended March 31, 2004 compared to the corresponding period in the prior year primarily related to increases in advertising and promotion costs associated with Internet and digital products.

Our Cable operating, general and administrative expenses increased by $15.0 million or 7.8% in the three months ended March 31, 2004 compared to the corresponding period in the prior year. The growth primarily related to increased costs of programming associated with the growth in digital subscribers, the adoption of stock option expensing and increased costs associated with servicing a growing base of digital cable and Internet subscribers.

The Rogers Video store cost of sales remained relatively flat in the three months ended March 31, 2004, as compared to the corresponding period in 2003, as the mix of titles and products rented and sold in the first quarter of 2004 allowed Video to earn slightly expanded margins. The growth in locations, from 270 stores at March 31, 2003 to 278 stores at March 31, 2004, was the primary factor for the increase in sales and marketing expenses which include the cost of operating the stores. Operating, general and administrative expenses increased by $0.8 million, or 23.5%, as Video incurred higher costs related to functions such as information technology and human resources.

Operating Profit

For the three months ended March 31, 2004, consolidated Cable operating profit grew by $13.0 million, or 8.7%, over the same period in 2003, from $148.7 million to $161.7 million. Contributing to this growth, total Cable operating profit increased by $12.8 million, or 8.3%, as the revenue growth from the increases in digital and Internet penetration and the impact of price increases in 2003 exceeded the overall increases in operating expenses. Video operating profit increased by $1.1 million, or 28.2%, as revenue growth outpaced cost growth reflecting operating efficiencies and improved margins on the sale of products.

The revenue and expense changes described above resulted in the Cable operating margin declining modestly to 41.6% in the three months ended March 31, 2004 compared to 42.1% in the corresponding period of 2003. Video operating margins grew to 6.8% in the three month period ended March 31, 2004 from 5.6% in the corresponding period of the prior year.

Reconciliation of Operating Profit to Loss

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the first quarter ended March 31, 2004 Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended March 31,
(In millions of dollars)	2004	2003	Chg	% Chg
Operating profit(1)	161.7	148.7	13.0	8.7
Depreciation and amortization	(118.7)	(119.3)	0.6	(0.5)

Operating income	43.0	29.4	13.6	46.3
Interest expense	(60.3)	(58.5)	(1.8)	3.1
Foreign exchange gain (loss)	(19.6)	17.0	(36.6)	—
Change in the fair value of derivative instruments	18.3	—	18.3	—
Dividend income	—	1.4	(1.4)	—
Loss on repayment of long-term debt	(18.0)	—	(18.0)	—
Other income (expense)	(1.0)	0.6	(1.6)	—
Income tax expense	(1.0)	(2.4)	1.4	(58.3)

Loss for the period	(38.6)	(12.5)	(26.1)	—

(1)	As defined in the “Key Performance Indicators” section.

Depreciation and Amortization Expense

Depreciation and amortization expense in the first quarter of 2004 was $118.7 million, a decrease of $0.6 million from $119.3 million in the first quarter of 2003. Increased depreciation expense, directly attributable to increased PP&E expenditures, and the resultant higher asset levels associated with this PP&E spending in previous years, was more than offset by declining amortization related to deferred costs. With the reduction of PP&E expenditures in the past two fiscal years, the increases in depreciation expense are becoming less significant.

Operating Income

Operating income, as defined under Canadian GAAP, for the three months ended March 31, 2004 increased to $43.0 million, an increase of $13.6 million, or 46.3%, from the $29.4 million earned in the first quarter of 2003. The items to reconcile operating income to net income are as follows:

Interest Expense

Interest expense in the three months ended March 31, 2004 was $60.3 million, an increase of $1.8 million, or 3.1%, from $58.5 million in the first quarter of 2003. The increased interest expense is primarily attributable to the $225.4 million increase in debt.

Foreign Exchange Loss

The Canadian dollar, in relation to the U.S. dollar, weakened in the first quarter of 2004. Accordingly, we recorded a loss of $19.6 million compared to a gain of $17.0 million in the first quarter of 2003 related to both realized and unrealized foreign exchange gains, primarily as a result of the translation of the U.S. dollar-denominated long-term debt.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements as effective hedges for accounting purposes in accordance with the CICA Accounting Guideline 13. This change in accounting policy has been adopted on a prospective basis as described in Note 1 to the first quarter 2004 Consolidated Financial Statements.

Based on this determination, we will record the change in the fair market value of our derivative instruments as income or expense depending on the change in the fair value of our cross currency interest rate exchange agreements. For the three months ended March 31, 2004, the change in the fair value of our cross currency interest rate exchange agreements generated value of $18.3 million. This non-cash gain reflects, among other things, the Canadian dollar weakening against the U.S. dollar, from an exchange rate of $1.2946 at December 3, 2003 to $1.3113 at March 31, 2004.

Loss on Repayment of Long-Term Debt

On February 23, 2004, we redeemed $300.0 million aggregate principal amount of our 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

Income Taxes

Income tax expense consists of large corporations tax.

PP&E EXPENDITURES

As discussed in the “Key Performance and Non-GAAP Measures” section our comparison of PP&E expenditures is based on the accrual basis as this reflects PP&E that we actually took title to in the period.

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. We categorize our PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which enable easier comparisons between the PP&E expenditures of cable companies. Under these industry definitions, PP&E expenditures fall into the following five categories:

•	customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	line extensions, which includes network costs to enter new service areas;

•	upgrade and rebuild, which includes the costs to modify or replace existing coax, fibre network electronics; and

•	support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended March 31,
(In millions of dollars)	2004	2003	Chg	% Chg
Customer premise equipment	38.7	36.3	2.4	6.6
Scaleable infrastructure	15.7	8.2	7.5	91.5
Line extensions	11.3	11.6	(0.3)	(2.6)
Upgrade and rebuild	11.4	28.5	(17.1)	(60.0)
Support capital	11.8	11.7	0.1	0.9

Cable PP&E expenditures	88.9	96.3	(7.4)	(7.7)
Video stores PP&E expenditures	2.7	2.0	0.7	35.0

Total PP&E expenditures	91.6	98.3	(6.7)	(6.8)

For the three months ended March 31, 2004, PP&E expenditures decreased $6.7 million, or 6.8%, from the corresponding period in 2003, to total $91.6 million. The significant factors driving the decline were the reduction in rebuild capital as the 750 MHz portion of the rebuild program was substantially completed in 2003. Spending on CPE is dependant upon levels of subscriber activation and also the costs of various types of CPE as our subscribers migrate to more High Definition (HDTV) and PVR enabled terminal equipment.

EMPLOYEES

We had approximately 5,520 full-time-equivalent employees at March 31, 2004, an increase of 50 from 5,470 at December 31, 2003. The increase staff levels are spread across a number of operating areas.

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adding back all non-cash items such as depreciation and amortization to the loss for the period, increased to $114.7 million in the three month period ended March 31, 2004 from $107.5 million in the corresponding period of 2003. The $7.2 million increase is mainly the result of the increase in operating profit as discussed above of $13.0 million offset by increases in non-operating expenses.

Taking into account the changes in non-cash operating items for three months ended March 31, 2004, cash generated from operations increased by $42.8 million to $111.7 million compared to $68.9 million in the corresponding period of 2003.

Cash flow from operations of $111.7 million, together with funds generated from financing activities comprised of $455.4 million of net proceeds received from the issuance of our 5.50% Senior Secured Second Priority Notes due 2014, resulted in total net funds raised in the three month period ended March 31, 2004 of approximately $567.1 million.

Net funds used during the three months ended March 31, 2004 totalled approximately $501.4 million as follows:

•	to fund net cash PP&E expenditure of $118.3 million;

•	to fund additions to video rental inventory of $14.6 million;

•	to fund the net repayment of $36.0 million of advances under the bank credit facility;

•	to fund the $314.5 million redemption, including a redemption premium of $14.5 million, of our $300.0 million 9.65% Senior Secured Second Priority Debentures due 2014; and

•	for the capital distribution to RCI of $18.0 million.

In total, we generated $65.8 million of funds in the three months ended March 31, 2004. Taking into account the $17.0 million cash deficiency at the beginning of the period, the cash balance at the end of March 31, 2004 was $48.8 million.

We expect to continue to incur significant PP&E expenditures. In 2004, excluding the cable telephony initiative, we expect to incur PP&E expenditures of between $440.0 million and $465.0 million primarily relating to the purchase and placement of PP&E associated with new digital and Internet subscribers, the upgrading of certain portions of our network and scalable infrastructure, the extension of our network into newly constructed areas and buildings, as well as for information technology and other general capital initiatives, including the forced movement of plant coincident with municipal and other improvement projects. In 2004, associated with the cable telephony initiative, we anticipate PP&E expenditures of between $140 million and $170 million. We expect operating profit to increase but anticipate generating a net cash shortfall in 2004. We believe we will have sufficient capital resources to satisfy our cash funding requirements in 2004, taking into account cash from operations and the amount that is available under our $1.075 billion amended and restated bank credit facility.

Financing

Our long-term financial instruments are described in Note 10 to the 2003 Annual Consolidated Financial Statements. Financing activity during the three months ended March 31, 2004 is outlined below.

On February 23, 2004, we redeemed the $300.0 million aggregate principal amount of our 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount, which together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

On March 11, 2004, we completed a private placement in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Second Priority Notes due 2014.

The terms of our bank credit facility generally impose the most restrictive limitations on our operations and activities as compared to our debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to operating profit. We are currently in compliance with all of the covenants under our respective debt instruments and expect to remain in compliance with all of these covenants. Based on our most restrictive covenants at March 31, 2004, we could have borrowed approximately $1.39 billion, of which $1.075 billion could have been borrowed under our bank credit facility, including $400.0 million available under Tranche B of our bank credit facility for the repayment of debt maturing in 2005. In addition, we had $48.8 million of cash on hand at March 31, 2004.

On February 7, 2003, Moody’s revised its ratings on our Senior Secured and Senior Subordinated public debt downward from Baa3 and Ba1 to Ba2 and Ba3, respectively. Moody’s provided a stable outlook for these newly revised debt ratings.

On March 5, 2003, Standard & Poor’s revised its ratings outlook downward on both our Senior Secured and Senior Subordinated public debt, which are rated BBB- and BB- respectively, to negative from stable.

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Interest Rate and Foreign Exchange Management

We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments, although for accounting purposes we no longer treat these instruments as effective hedges. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At March 31, 2004, all of our counterparties to these agreements are financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.

Because our operating profit is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused substantial foreign exchange exposure. We have established a target of hedging at least 50% of our foreign exchange exposure through the use of instruments outlined above. At March 31, 2004 and December 31, 2003, we had U.S. dollar-denominated long-term debt of US$1,655.2 million and US$1,305.2 million, respectively. At March 31, 2004 and December 31, 2003, US$1,583.4 million and US$1,058.4 million, respectively, or 95.7% and 81.1%, respectively, was hedged with cross-currency interest rate exchange agreements at an average exchange rate of $1.4234 to US$1.00 and $1.4798 to US$1.00, respectively. U.S. dollar-denominated debt increased by US$350.0 million during the first quarter due to the issuance in March 2004 of the 5.50% Senior Secured Second Priority Notes due 2014. The percent of U.S. dollar-denominated debt hedged increased to 95.7% during the quarter due to the establishment of an aggregate US$525.0 million notional amount of new cross-currency interest rate exchange agreements.

The cross-currency interest rate exchange agreements have the effect of converting on March 31, 2004 and December 31, 2003 the interest rate on US$1,583.4 million and US$1,058.4 million of long-term debt from an average U.S. dollar fixed interest rate of 7.55% per annum and 8.44% per annum, respectively, to a weighted average Canadian dollar fixed interest rate of 8.50% per annum and 9.40% per annum, respectively, on $2,253.8 million and $1,566.2 million, respectively. Including the effect of our cross-currency interest rate agreements, total long-term debt at fixed interest rates at March 31, 2004 was $2,797.9 million, or 100% of total long-term debt. Our effective weighted average interest rate on all long-term debt as at March 31, 2004, including the effect of the interest rate and cross-currency exchange agreements, was 8.52% per annum.

We will continue to monitor our hedged position with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future, unwinding certain existing hedges or by entering into new cross-currency interest rate exchange agreements or by using other hedging instruments.

DIVIDENDS AND DISTRIBUTIONS

In January 2004, RCI directed us to establish, and we adopted, a distribution policy to distribute $6.0 million of cash per month to RCI beginning in January 2004. During the three months ended March 31, 2004, we distributed $18.0 million to RCI under the distribution policy as a reduction in the stated capital of our Class B Common shares. This distribution is permitted under all agreements governing our outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common shares has been reduced.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

	Three Months Ended March 31,
(in thousands of dollars)	2004	2003
RCI:
Management fees	$9,462	$8,560
Interest on notes payable	—	2,110
Interest related to capital leases	7	69
Cost of shared operating expenses	20,132	19,698
Additions to PP&E	2,111	1,222

	31,712	31,659
Rogers Cable Investments Limited:
Dividends earned	—	(1,436)
Dividends paid	—	1,436

	—	—
RWCI:
Wireless services	873	396
Wireless products and services for resale	1,796	2,467
Transmission facilities	(110)	(110)
Rent expense	1,011	902
Consolidated billing services	576	286
Subscriber activation commissions and customer service	(4,796)	(2,441)

	(650)	1,500
Media:
Access fees	(1,456)	(1,416)
Advertising and production costs	448	95
Sales commissions	282	274
Programming fees	5,188	4,531

	4,462	3,484
Other:
Programming fees paid to related broadcasters	5,127	4,195

	5,127	4,195

	$40,651	$40,838

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three months ended March 31, 2004 and 2003 the total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance aggregated $0.5 million and $0.1 million, respectively, and for telecommunications services aggregated $0.7 million and $1.1 million, respectively.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized in our 2003 Annual MD&A, and are further discussed in Note 10 and note 19 of the 2003 Annual Consolidated Financial Statements. There have been no significant changes to our contractual obligations since December 31, 2003.

ROGERS CABLE INC.
Unaudited Consolidated Statements of Income

	Three Months Ended March 31,
(in thousands of dollars except per share data)	2004	2003
Operating revenue (note 1(iv))	$473,074	$432,998
Cost of video store sales	32,977	33,176
Sales and marketing expenses (note 1(iv))	59,289	48,814
Operating, general and administrative expenses (note 1(iv))	209,622	193,720
Management fees	9,462	8,560
Depreciation and amortization	118,702	119,346

Operating income	43,022	29,382
Interest:
Long-term debt	(60,264)	(56,426)
Notes payable to Rogers Communications Inc.	—	(2,110)

	(17,242)	(29,154)
Loss on repayment of long-term debt	(18,013)	—
Foreign exchange gain (loss)	(19,624)	16,991
Change in the fair value of derivative instruments	18,349	—
Dividend income	—	1,436
Investment and other income (loss)	(1,024)	618

Loss before income taxes	(37,554)	(10,109)
Income tax expense	1,044	2,379
Loss for the period	$(38,598)	$(12,488)

Loss per share-basic and diluted (note 4)	$(0.18)	$(0.06)
Average Class A and Class B
shares outstanding for the period (thousands)
Basic and diluted	218,166	218,166

ROGERS CABLE INC.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(in thousands of dollars)	2004	2003
Cash provided by (used in):
Operating activities:
Loss for the period	$(38,598)	$(12,488)
Adjustments to reconcile loss for the period to net cash flows from operating activities:
Depreciation and amortization	133,435	135,864
Loss on repayment of long-term debt	18,013	—
Unrealized foreign exchange (gain) loss	19,249	(16,169)
Change in the fair value of derivative instruments	(18,349)	—
Loss on sale of property, plant and equipment	975	260

	114,726	107,467
Change in:
Non-cash working capital items (note 7)	(3,012)	(38,530)

	111,714	68,937

Financing activities:
Issuance of long-term debt	860,050	94,000
Repayment of long-term debt	(733,012)	(57)
Premium on repayment of long-term debt	(14,475)	—
Financing costs incurred	(7,765)	—
Capital distribution to Rogers Communications Inc.	(18,000)	—
Issue of notes payable to Rogers Communications Inc.	—	9,000
Repayment of notes payable to Rogers Communications Inc.	—	(63,500)
Dividends paid	—	(1,436)

	86,798	38,007

Investing activities:
Property, plant and equipment expenditures (note 7)	(118,323)	(118,989)
Additions to videocassette and DVD inventory	(14,581)	(12,639)
Proceeds on sale of property, plant and equipment	208	229

	(132,696)	(131,399)

Increase (decrease) in cash and cash equivalents	65,816	(24,455)
Cash and cash equivalents (deficiency), beginning of period	(16,975)	3,696

Cash and cash equivalents (deficiency), end of period	$48,841	$(20,759)

Supplemental cash flow information:
Interest paid	$54,032	$53,252
Income taxes paid	844	2,379

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

ROGERS CABLE INC.
Unaudited Consolidated Balance Sheets

	As at
	March 31,	December 31,
(in thousands of dollars)	2004	2003
ASSETS
Current assets
Cash and cash equivalents	$48,841	$—
Accounts receivable	77,286	86,229
Other current assets	70,401	68,595

	196,528	154,824
Property, plant and equipment	2,572,827	2,595,761
Goodwill	926,445	926,445
Other intangible assets	390	520
Investments	799	799
Deferred charges	109,964	41,529
Other long-term assets	187	209

	$3,807,140	$3,720,087

Liabilities and Shareholder’s Equity
Current liabilities
Bank advances	$—	$16,975
Accounts payable and accrued liabilities	275,550	317,463
Current portion of long-term debt (note 2)	382,725	682
Due to parent and affiliated companies	4,404	10,782
Unearned revenue	42,280	32,305

	704,959	378,207
Long-term debt (note 2)	2,237,096	2,671,170
Fair value of derivative instruments	249,548	—

	3,191,603	3,049,377
Shareholder’s equity (note 3)	615,537	670,710

	$3,807,140	$3,720,087

ROGERS CABLE INC.
Unaudited Consolidated Statement of Deficit

	Three Months Ended,
	March 31,	March 31,
(in thousands of dollars)	2004	2003
Deficit, beginning of the period	$(1,953,743)	$(1,894,412)
Adjustment for change in accounting for stock based compensation (note 1 (iii))	(2,939)	—

Adjusted deficit	$(1,956,682)	$(1,894,412)
Loss for the period	(38,598)	(12,488)
Dividends on preferred shares	—	(1,436)

Deficit, end of the period	$(1,995,280)	$(1,908,336)

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1. Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of the Company and its subsidiaries (collectively “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.

i)	GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously there had been no clear definition of the order of authority for sources of GAAP. This standard, establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company reviewed this new standard and as a result has adopted a classified balance sheet presentation it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate. In addition, within the consolidated Statement of Cash Flow, the Company has reclassified the change in non-cash working capital items, related to PP&E from operating activities, to be included with its PP&E expenditures under investing activities. This change had the impact of increasing its PP&E expenditures on the Statement of Cash Flows, as compared to our previous method of presentation, by $26.7 million in the three months ended March 31, 2004 and increasing the PP&E expenditures by $20.7 million in the three months ended March 31, 2003 with a corresponding change in both periods to non-cash working capital items.

With the adoption of these two changes which are further described in these notes to the Consolidated Financial Statements, we believe our accounting policies and financial statements comply with this new standard.

ii)	Hedging relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (AcG-13”), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and will apply to all hedging

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

1. Basis of Presentation and Accounting Policies (continued):

relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company determined that it would not account for derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes.

Based on this determination, the Company has adjusted the liability related to these instruments from their carrying value of $198.3 million to their fair market value of $267.8 million on January 1, 2004. The corresponding adjustment of $69.5 million has been deferred and will be amortized into income over the remaining life of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to their fair value with the related adjustment being charged to the statement of income.

iii)	Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options. In accordance with the transition rules, the Company determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings is an increase in contributed surplus. The estimated impact of adopting this accounting standard in 2004 will be an increase in compensation expense of approximately $5.7 million. For the three months ended March 31, 2004, an expense with respect to stock-based compensation in the amount $1.5 million has been recorded.

iv)	Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards, based on the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

•	Installation fees are now deferred and recorded in revenue in the months following activation based on discounts from fair value where free or discounted periods of service are provided to subscribers.

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

1.	Basis of Presentation and Accounting Policies (continued):

•	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

The effect of these changes in classification is as follows:

	Three months ended March 31,
	2004		2003
(in millions of dollars, except		Results Prior to		Previously
per subscriber statistics)	Reclassified	Reclassification	Reclassified	Reported
Operating revenue	$473.1	$468.4	$433.0	$428.0

Sales and marketing expenses	$59.3	$59.8	$48.8	$49.0
Operating, general and administrative expenses	210.3	205.1	194.5	189.3

This change in accounting classification had no effect on the amounts of reported operating profit, net income (loss) or earnings (loss) per share. All prior period amounts, including key performance indicators, have been conformed to reflect these changes in classification.

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

2.	Long-term Debt:

		Interest	March 31,	December 31,
(in thousands of dollars)		Rate	2004	2003
(i)	Bank credit facilities	Floating	$—	$36,000
(ii)	Senior Secured Second Priority Notes, due 2005	10.0%	382,054	376,777
(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv)	Senior Secured Second Priority Notes, due 2012	7.875%	458,675	452,340
(v )	Senior Secured Second Priority Notes, due 2013	6.25%	458,675	452,340
(vi)	Senior Secured Second Priority Notes, due 2014	5.50%	458,675	—
(vii)	Senior Secured Second Priority Debentures, due 2014	9.65%	—	300,000
(viii)	Senior Second Priority Debentures, due 2032	8.75%	262,100	258,480
(ix)	Senior Subordinated Debentures, due 2015	11.0%	148,971	146,914
(x )	Obligations under capital lease	Various	671	1,364

			$2,619,821	$2,474,215
	Current portion of long-term debt		(382,725)	(682)

			2,237,096	2,473,533
	Effect of cross-currency interest rate exchange agreements		—	197,637
			$2,237,096	$2,671,170

Issued:

On March 11, 2004, the Company completed a private placement in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Second Priority Notes, due 2014.

Redeemed:

On February 23, 2004, the Company redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

As indicated in note 1(ii) the Company determined that it would not account for derivative instruments, including cross-currency interest rate exchange agreements as effective hedges for accounting purposes. Accordingly effective January 1, 2004, the Company records the fair value of these instruments as a separate component of the balance sheet and as such that effect of the cross-currency interest rate exchange agreement is no longer recorded as a component of long-term debt. At March 31, 2004, the fair value of derivative instruments is a liability of $249.5 million and is disclosed as a separate component of the balance sheet.

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

3.	Shareholder’s Equity:

	March 31,	December 31,
(in thousands of dollars)	2004	2003
Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	2,204,808	2,222,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643

	2,596,466	2,614,466
Contributed surplus	14,351	9,987
Deficit	(1,995,280)	(1,953,743)

Shareholder’s Equity	$615,537	$670,710

i)   During the quarter, the Company distributed $18.0 million to RCI as a reduction in the stated capital of the Class B common shares. As a result of the distribution, the stated value of the Class B Common shares was reduced by $18.0 million.

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

3. Shareholder’s Equity (continued):

ii)	Stock based compensation

a)	On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.9 million for stock options granted to employees on or after January 1, 2002 (note 1(iii)).

During the three months ended March 31, 2004, the Company recorded compensation expense of approximately $1.5 million related to stock options granted to employees. As a result of the opening adjustment and expense for the period, $4.4 million has been recorded in contributed surplus.

b)	In the three months ended March 31, 2003, based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for this period would have been $0.2 million and pro forma loss for the three months ended March 31, 2003 would have been $12.7 million or $0.06 per share.

c)	There have been no options granted for the three months ended March 31, 2004. The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2003 was $7.19 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three Months Ended
March 31, 2003
Risk-free interest rate	4.18%
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	48.88%
Weighted average expected life of the options	6.7 years
Dividend yield	—

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

4. Loss per share:

	Three Months Ended March 31,
(in thousands of dollars, except per share amounts)	2004	2003
Numerator:
Loss for the period	(38,598)	(12,488)
Less dividends on preferred shares	—	(1,436)

	(38,598)	(13,924)

Denominator:
Weighted average shares outstanding-
Basic and diluted	218,166	218,166
Loss per share for the period - basic and diluted	(0.18)	(0.06)

5. Pensions

For the three months ended March 31, 2004, the Company has recorded pension expense in the amount of $1.0 million and expense related to supplemental executive retirement plans which are unfunded in the amount of $0.1 million.

6. Employee Share Accumulation Plan

Effective in the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings and through payroll deductions. The designated administrator of the plan then purchases Class B Non-Voting shares of RCI in the open market on behalf of the employee.

At the end of each quarter the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of RCI on behalf of the employee as outlined above.

The Company records its contribution as compensation expense which amounted to $0.1 million for the three months ended March 31, 2004.

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

7. Consolidated Statement of Cash Flows – Supplemental Information

The change in non-cash working capital items are as follows:

	Three Months Ended March 31,
(in thousands of dollars)	2004	2003
Cash provided by (used in):
Decrease in accounts receivable	$9,068	$4,433
Decrease in accounts payable, accrued liabilities and unearned revenue	(3,766)	(24,044)
Increase in other assets	(1,937)	(4,323)
Decrease in amounts due to parent and affiliated companies, net	(6,377)	(14,596)

	$(3,012)	$(38,530)

A reconciliation of PP&E additions to expenditures is as follows:

	Three Months Ended March 31,
(in thousands of dollars)	2004	2003
Additions to PP&E on the accrual basis	$(91,576)	$(98,270)
Change in non-cash working capital items related to PP&E	(26,747)	(20,719)

PP&E expenditures	$(118,323)	$(118,989)

8. Related Party Transactions:

The amounts due from (to) Rogers Communications Inc. (“RCI”) and its subsidiaries is comprised of the following:

	March 31,	December 31,
(in thousands of dollars)	2004	2003
RCI	$(3,482)	$(9,758)
Rogers Wireless Communications Inc.	108	138
Rogers Media Inc.	(1,030)	(1,162)

	$(4,404)	$(10,782)

The above amounts reflect intercompany charges for capital and operating expenditures that are short term in nature.

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

8. Related Party Transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended March 31,
(in thousands of dollars)	2004	2003
RCI:
Management fees	$9,462	$8,560
Interest on notes payable	—	2,110
Interest related to capital leases	7	69
Cost of shared operating expenses	20,132	19,698
Additions to PP&E	2,111	1,222

	31,712	31,659
Rogers Cable Investments Limited:
Dividends earned	—	(1,436)
Dividends paid	—	1,436

	—	—
RWCI:
Wireless services	873	396
Wireless products and services for resale	1,796	2,467
Transmission facilities	(110)	(110)
Rent expense	1,011	902
Consolidated billing services	576	286
Subscriber activation commissions and customer service	(4,796)	(2,441)

	(650)	1,500
Media:
Access fees	(1,456)	(1,416)
Advertising and production costs	448	95
Sales commissions	282	274
Programming fees	5,188	4,531

	4,462	3,484
Other:
Programming fees paid to related broadcasters	5,127	4,195

	5,127	4,195

	$40,651	$40,838

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

8. Related Party Transactions (continued):

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors. During the three months ended March 31, 2004 and 2003 the total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance aggregated $0.5 million and $0.1 million, respectively, and for telecommunications services aggregated $0.7 million and $1.1 million, respectively.

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

9. Segmented Information

For the three months ended March 31, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$399,890	$73,887	$(703)	$473,074
Cost of video store sales	—	32,977	—	32,977
Sales and marketing expenses	27,599	31,690	—	59,289
Operating, general and administrative expenses	206,084	4,241	(703)	209,622

Operating income before the undernoted:	$166,207	$4,979	$—	$171,186

Management fees				9,462
Depreciation and amortization				118,702

Operating income				43,022
Interest:
Long-term debt				(60,264)
Loss on repayment of long-term debt				(18,013)
Foreign exchange loss				(19,624)
Change in the fair value of derivative instruments				18,349
Investment and other income (loss)				(1,024)
Income tax expense				(1,044)

Loss for the period				$(38,598)

For the three months ended March 31, 2003	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$364,222	$69,570	$(794)	$432,998
Cost of video store sales	—	33,176	—	33,176
Sales and marketing expenses	19,834	28,980	—	48,814
Operating, general and administrative expenses	191,044	3,470	(794)	193,720

Operating income before the undernoted:	$153,344	$3,944	$—	157,288

Management fees				8,560
Depreciation and amortization				119,346

Operating income				29,382
Interest:
Long-term debt				(56,426)
Intercompany				(2,110)
Intercompany dividends				1,436
Foreign exchange gain				16,991
Investment and other income				618
Income tax expense				(2,379)

Loss for the period				$(12,488)